Ultimus Fund Solutions, LLC
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

September 10, 2012

FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The First Western Funds Trust (the “Trust”)
File Nos. 811-22691; 333-180717

Ladies and Gentlemen:

We are electronically filing via EDGAR the Trust’s responses to oral comments recently provided by Mr. Edward Bartz of the staff of the Securities and Exchange Commission (the “Commission”) in connection with Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-1A.  The following are the comments provided and the Trust’s responses:

Comments

Comment:	Please revise the Legal Opinion, filed as an exhibit to Pre-Effective Amendment No. 1 to the Registration Statement, to comply with Staff Legal Bulletin No. 19.

Response:	The Legal Opinion has been revised to add “legally issued” to the second to last paragraph of the Opinion.

Comment:	The Trust may use the consent of the independent auditor that was included as an exhibit to Pre-Effective No. 1 in Pre-Effective Amendment No. 2 if authorized by the independent auditor.

Response:
The Trust hereby represents that BBD, LLP, the Trust’s independent registered public accounting firm, agreed to allow the Trust to use its consent, dated August 30, 2012, originally filed as an exhibit to Pre-Effective Amendment No. 1, in Pre-Effective Amendment No. 2 to the Trust’s Registration Statement.

We acknowledge that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3406 if you have any questions.

Very truly yours,

/s/ Wade Bridge

Wade Bridge
Vice President - Administration